LIST  OF  SUBSIDIARIES


1.   PIZAY  INVESTMENTS  INC.

          This corporation is currently inactive. It was incorporated under the Business Corporations Act of Ontario on October 14, 1988, Ontario Corporation No. 799520. It was dissolved for failure to make required filings and revived on December 13, 1995. It is a private company, authorized to issue an unlimited number of common shares. As of March 31, 2001, there are 4,010,001 common shares issued and outstanding. Digital
     Rooster.com  Inc.  owns  all  of  these  shares.


2.   1032142  ONTARIO  INC.

          This corporation is currently inactive. It was incorporated under the Business Corporations Act of Ontario on June 3, 1993, Ontario Corporation No. 1032142. It is a private company authorized to issue an unlimited number of common shares. As of March 31, 2001, there are 2,000,000 common shares issued and outstanding. Digital Rooster.com Inc. owns all of these shares.


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